UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2019

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

5/F, Block A2, Northern District, CEA Building

36 Hongxiang 3rd Road, Minhang District

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date August 2, 2019	By	/s/ Wang Jian
	Name:	Wang Jian
	Title:	Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or the appropriate course of action, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other appropriate independent advisers.

If you have sold or transferred all your shares in China Eastern Airlines Corporation Limited, you should at once hand this circular to the purchaser or the transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

This circular is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for the securities.

(I) EXTENSION OF THE VALIDITY PERIOD OF THE RESOLUTIONS RELATING TO THE NON-PUBLIC ISSUANCE OF A SHARES AND H SHARES; AND

(II) EXTENSION OF THE VALIDITY PERIOD OF THE AUTHORISATION GRANTED BY PREVIOUS SHAREHOLDERS’ MEETINGS TO THE BOARD AND THE BOARD’S AUTHORISED PERSONS TO PROCEED WITH RELEVANT MATTERS IN RESPECT OF THE NON-PUBLIC ISSUANCE OF A SHARES AND H SHARES

Capitalised terms used in this cover page shall have the same meanings as those defined in the section headed “Definitions” of this circular.

The EGM will be held at 9:00 a.m. on Thursday, 29 August 2019, and the A Shareholders Class Meeting and the H Shareholders Class Meeting will be held at 10:00 a.m. on Thursday, 29 August 2019 at The QUBE Hotel Shanghai Hongqiao, No. 200, Lane 1588, Zhuguang Road, Xujing Town, Qingpu District, Shanghai, the PRC (中國上海市青浦區徐涇鎮諸光路 1588 弄 200 號上海虹橋綠地鉑驪酒店). A notice of the EGM and a notice of the H Shareholders Class Meeting, containing the resolutions to be considered at the EGM and the H Shareholders Class Meeting, have been despatched by the Company on 13 July 2019. Applicable proxy forms and attendance slips of the EGM and the H Shareholders Class Meeting have been despatched by the Company on 13 July 2019.

If you are not able to attend the EGM, the H Shareholders Class Meeting and/or to vote at the meetings, you are requested to complete and return the proxy forms in accordance with the instructions printed thereon as soon as possible and in any event not less than 24 hours before the time appointed for the holding of the EGM and the H Shareholders Class Meeting (or any adjournment thereof) to Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong.

Completion and return of the proxy forms will not affect your rights to attend in person and vote at the EGM and the H Shareholders Class Meeting (or any adjournment thereof), should you so wish.

2 August 2019

— i —

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

“2018 Poll Results Announcement”	the poll results announcement of the Company dated 30 August 2018 in relation to the poll results of the Previous Shareholders’ Meetings held on 30 August 2018

“Adjustments”	means the adjustments agreed to be made pursuant to the supplemental agreement dated 15 March 2019 in respect of the maximum number of A Shares to be issued under the Non-public Issuance of A shares, the number of A Shares to be subscribed by each of the A Share Subscribers and the maximum gross proceeds

“A Share Subscribers”	means Juneyao Airlines, JuneYao Group, Shanghai Jidaohang and Structural Reform Fund

“A Share Subscription Agreement”	means the three conditional share subscription agreements in respect of the Non-public Issuance of A Shares entered into between the Company and Juneyao Airlines, JuneYao Group and Structural Reform Fund on 10 July 2018, respectively, pursuant to which, Juneyao Airlines, JuneYao Group and/or its designated subsidiaries and Structural Reform Fund have agreed to subscribe for not more than 342,465,753 A Shares, 1,000,000,000 A Shares and 273,972,602 A Shares, respectively

“A Shareholders”	means the holders of A Shares

“A Shareholders Class Meeting”	means the class meeting of the Company to be convened for the A Shareholders on 29 August 2019 to consider, and if thought fit, approve the Extension Resolutions

“A Shares”	means the ordinary shares issued by the Company, with a RMB denominated par value of RMB1.0 each, which are subscribed for and paid up in RMB and are listed on the Shanghai Stock Exchange

“Articles of Association”	means the articles of association of the Company (as amended from time to time)

“Board”	means the board of directors of the Company

“CEA Holding”	means China Eastern Air Holding Company Limited (中國東方 航 空集團有限 公司), the controlling Shareholder and a connected person of the Company

“Circular”	means the circular of the Company dated 13 August 2018 in relation to, among others, the proposals for the Non-public Issuance of A Shares and H Shares

DEFINITIONS

“Class Meetings”	means the A Shareholders Class Meeting and H Shareholders Class Meeting

“Company”	means China Eastern Airlines Corporation Limited, a joint stock limited company incorporated in the PRC with limited liability, whose H Shares, A Shares and American depositary shares are listed on the Hong Kong Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, Inc., respectively

“CSRC”	means China Securities Regulatory Commission

“Directors”	means the directors of the Company

“EGM”	means the extraordinary general meeting of the Company to be convened on 29 August 2019 to consider, and if thought fit, approve Extension Resolutions

“Extension Resolutions”	the resolutions regarding the extension of (i) the Validity Period of the Resolutions Relating to the Non-Public Issuance of A Shares and H Shares; and (ii) the Validity Period of the Authorisation Granted to the Board to be considered and approved at the EGM and Class Meetings

“Juneyao Airlines”	means Juneyao Airlines Co., Ltd. (上海吉祥航空股份有限公 司), a joint stock limited company incorporated in the PRC with limited liability, whose A shares are listed on the Shanghai Stock Exchange (A share stock code: 603885)

“JuneYao Group”	means Shanghai Juneyao (Group) Co., Ltd. (上海均瑤(集團)有限 公司), the controlling shareholder of Juneyao Airlines

“Juneyao Hong Kong”	means Shanghai Juneyao Airlines Hong Kong Limited (上海吉 祥航空香港有限公 司), wholly-owned subsidiary of Juneyao Airlines

“H Shares Subscriber”	means Juneyao Hong Kong, as refined and clarified pursuant to the H Share Supplemental Agreement

“H Share Subscription Agreement”	means the conditional share subscription agreement in respect of the Non-public Issuance of H Shares entered into between the Company and Juneyao Airlines on 10 July 2018, pursuant to which, the Original H Share Subscribers will subscribe for not more than 517,677,777 H Shares

“H Share Supplemental Agreement”	means the supplemental agreement entered into between the Company, JuneYao Group and Juneyao Hong Kong on 18 October 2018 in relation to the refinement and clarification of the subscriber of the Non-public Issuance of H Shares from JuneYao Group and/or its designated controlled subsidiaries to Juneyao Hong Kong

DEFINITIONS

“H Shareholders”	means the holders of H Shares

“H Shareholders Class Meeting”	means the class meeting of the Company to be convened for the H Shareholders on 29 August 2019 to consider, and if thought fit, approve the Extension Resolutions

“H Shares”	means the ordinary shares issued by the Company, with a RMB denominated par value of RMB1.0 each, which are subscribed for and paid up in a currency other than RMB and are listed on the Hong Kong Stock Exchange

“HK$”	means Hong Kong dollars, the lawful currency of Hong Kong

“Hong Kong”	means the Hong Kong Special Administrative Region of the PRC

“Hong Kong Listing Rules”	means the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange

“Hong Kong Stock Exchange”	means The Stock Exchange of Hong Kong Limited

“Hong Kong Trading Days”	means a day on which the Hong Kong Stock Exchange is open for trading of shares

“Latest Practicable Date”	means 25 July 2019, being the latest practicable date of ascertaining certain information included herein before the printing of this circular

“Non-public Issuance of A Shares”	means the proposed issuance of not more than 1,394,245,744 A Shares of the Company, details of which are set out in Appendix I of this circular

“Non-public Issuance of H Shares”	means the proposed issuance of not more than 517,677,777 H Shares of the Company, details of which are set out in Appendix I of this circular

“Non-public Issuance of A Shares and H Shares”	means the Non-public Issuance of A Shares and the Non-public Issuance of H Shares

“Original H Share Subscribers”	means Juneyao Airlines and/or its designated controlled subsidiaries as stipulated in the H Share Subscription Agreement

“PRC”	means the People’s Republic of China, which for the purpose of this circular only, excludes Hong Kong, the Macau Special Administrative Region of the PRC and Taiwan

“Previous Shareholders’ Meetings”	means the 2018 third extraordinary general meeting of the Company, the 2018 first H Shareholders class meeting and the 2018 first A Shareholders class meeting, all held on 30 August 2018 in relation to, among others, the approval for the proposals for the Non-public Issuance of A Shares and H Shares

DEFINITIONS

“Refinement”	means the refinement and clarification of the A Share Subscribers and the number of the A Shares to be subscribed and subscription amount to be paid by each of them under the relevant A Share supplemental agreement dated 30 August 2018

“RMB”	means Renminbi, the lawful currency of the PRC

“SASAC”	means State-owned Assets Supervision and Administration Commission of the State Council

“Shanghai Jidaohang”	Shanghai Jidaohang Enterprise Management Company Limited (上 海吉道航企業管理有限 公 司), a wholly-owned subsidiary of JuneYao Group

“Shanghai Listing Rules”	means the Rules Governing the Listing of Stocks on the Shanghai Stock Exchange

“Shanghai Trading Days”	means a day on which the Shanghai Stock Exchange is open for trading of shares

“Shareholder(s)”	means the shareholder(s) of the Company

“Structural Reform Fund”	means China Structural Reform Fund Corporation Limited (中國國 有企業結構調整基金股份 有限 公 司)

“Two A Share Supplemental Agreements”	means the supplemental agreements entered into between the Company, Juneyao Airlines, JuneYao Group, Shanghai Jidaohang and Structural Reform Fund, respectively, on (i) 30 August 2018 in relation to the Refinement; and (ii) 15 March 2019 in relation to the Adjustments

“Validity Period of the Resolutions Relating to the Non-public Issuance of A Shares and H Shares”	means the validity period of the resolutions relating to the Non-Public Issuance of A Shares and H Shares. For details, please refer to the section “Letter from the Board — II. The Extension Resolutions — 1. Background” of this circular

“Validity Period of the Authorisation Granted to the Board”	means the validity period of the authorization granted to the Board and its authorized persons to proceed with relevant matters in respect of the Non-public Issuance of A Shares and H Shares. For details, please refer to the section “Letter from the Board — II. The Extension Resolutions — 1. Background” of this circular

“%”	means per cent

LETTER FROM THE BOARD

Directors:	Legal address:
Liu Shaoyong (Chairman)	66 Airport Street
Li Yangmin (Vice President)	Pudong International Airport
Tang Bing (Director)	Shanghai
PRC
Lin Wanli (Independent non-executive Director)
Li Ruoshan (Independent non-executive Director)	Head office:
Ma Weihua (Independent non-executive Director)	5/F, Block A2
Shao Ruiqing (Independent non-executive Director)	Northern District, CEA Building
Cai Hongping (Independent non-executive Director)	36 Hongxiang 3rd Road
Yuan Jun (Employee Representative Director)	Minhang District, Shanghai, PRC

Principal place of business in Hong Kong:
Unit D, 19/F.
United Centre
95 Queensway
Hong Kong

Hong Kong share registrar and transfer office:
Hong Kong Registrars Limited
Rooms 1712–1716, 17th Floor
Hopewell Centre
183 Queen’s Road East
Wanchai
Hong Kong

2 August 2019

To the Shareholders

Dear Sir or Madam,

(I) EXTENSION OF THE VALIDITY PERIOD OF THE RESOLUTIONS RELATING TO THE NON-PUBLIC ISSUANCE OF A SHARES AND H SHARES; AND

(II) EXTENSION OF THE VALIDITY PERIOD OF THE AUTHORISATION GRANTED BY PREVIOUS SHAREHOLDERS’ MEETINGS TO THE BOARD AND THE BOARD’S AUTHORISED PERSONS TO PROCEED WITH RELEVANT MATTERS IN RESPECT OF THE NON-PUBLIC ISSUANCE OF A SHARES AND H SHARES

LETTER FROM THE BOARD

I.	INTRODUCTION

Reference is made to the announcement of the Company dated 12 July 2019.

At the meeting of the Board held on 12 July 2019, the Board resolved to convene the EGM, the A Shareholders Class Meeting and the H Shareholders Class Meeting, to obtain approvals of the Shareholders, the A Shareholders and the H Shareholders in respect of the Extension Resolutions.

The purpose of this circular is to give you information on the Extension Resolutions, and to give recommendations of the Board, to enable you to make an informed decision on whether to vote for or against the proposed resolutions at the EGM, the A Shareholders Class Meeting and the H Shareholders Class Meeting (as the case may be).

II.	THE EXTENSION RESOLUTIONS

1.	Background

References are made to announcement dated 10 July 2018, overseas regulatory announcements dated 15 March 2019, 9 April 2019 and 26 April 2019, progress announcements dated 30 August 2018, 18 October 2018, 15 March 2019, 9 May 2019 and 14 June 2019, and the Circular in relation to, among others, the Non-public Issuance of A Shares and H Shares by the Company and the 2018 Poll Results Announcement. Unless otherwise indicated, terms used in this announcement shall have the same meanings as those defined in the Circular.

As disclosed in the 2018 Poll Results Announcement, resolutions were passed at the Previous Shareholders’ Meetings to approval, among other things, the Non-public Issuance of A Shares and H Shares under a specific mandate. As disclosed in the Circular:

(a)

each of the resolutions regarding the Non-public Issuance of A Shares and the Non-public Issuance of H Shares shall be valid for 12 months from the date of the passing of the resolutions at the Previous Shareholders’ Meetings; and

(b)

the authorisation to the Board and its authorized person to proceed with relevant matters in respect of the Non-public Issuance of A Shares and the Non-public Issuance of H Shares in their sole discretion shall be effective for a period of 12 months from the date of approval on the resolution at the Previous Shareholders’ Meetings.

The abovementioned Extension Resolutions were approved at the Previous Shareholders’ Meetings held on 30 August 2018 and hence, the Validity Period of the Resolutions Relating to the Non-public Issuance of A Shares and H Shares and the Validity Period of the Authorisation Granted to the Board will end on 29 August 2019.

LETTER FROM THE BOARD

2.	Extension of validity periods

As at the Latest Practicable Date, the Company has received the formal approval from the CSRC in respect of the Non-public Issuance of A Shares on 14 June 2019 but it has yet received a formal approval from the CSRC in respect of the Non-public Issuance of H Shares. Considering that (i) it is uncertain whether the formal approval from the CSRC for the Non-public Issuance of H Shares will be obtained before the expiry of the Validity Period of the Resolutions Relating to the Non-public Issuance of A Shares and H Shares and the Validity Period of the Authorisation Granted to the Board; and (ii) after the Company has obtained the formal approvals from the CSRC in relation to the Non-public Issuance of A Shares and H Shares, the Company will need certain amount of time to handle the administrative matters for the implementation of each of the Non-public Issuance of A Shares and Non-public Issuance of H Shares, in order to ensure the smooth implementation of the Non-public Issuance of A Shares and H Shares, the Board considered that it is in the best interests of the Company and its Shareholders as a whole to extend the Validity Period of the Resolutions Relating to the Non-public Issuance of A Shares and H Shares and the Validity Period of the Authorisation Granted to the Board for 12 months (i.e. commencing from 30 August 2019 and ending on 29 August 2020) from the expiry date of the original validity periods approved at the Previous Shareholders’ Meetings.

Save as disclosed in this circular, all other information relating to the Non-public Issuance of A and H Shares shall remain unchanged. For details of the proposals of the Non-public Issuance of A Shares and H Shares, please refer to Appendix I attached to this circular.

III.	EGM AND CLASS MEETINGS

The Company will convene the EGM, the A Shareholders Class Meeting and the H Shareholders Class Meeting, to enable the Shareholders to consider, and if thought fit, approve the Extension Resolutions. Details of the EGM and the H Shareholders Class Meeting, and the resolutions to be proposed at those meetings are set out in the “Notice of 2019 First Extraordinary General Meeting” and “Notice of H Shareholders Class Meeting” despatched on 13 July 2019 by the Company.

To the best knowledge and belief of the Directors, as Juneyao Airlines, who owns 12,000,000 H Shares (representing approximately 0.26% of the total issued H Shares and approximately 0.08% of the total Shares issued by the Company as at the Latest Practicable Date) is one of the A Share Subscribers, it is required to be abstain from voting in respect of all of the resolutions set out in the “Notice of 2019 First Extraordinary General Meeting” and all of the resolutions set out in the “Notice of H Shareholders Class Meeting”. Save as disclosed in this circular, there is no other Shareholder that has a material interest in the Non-public Issuance of A Shares and/or the Non-public Issuance of H Shares and is required to abstain from voting at the EGM, the A Shareholders Class Meeting and/or H Shareholders Class Meeting.

Please note that, apart from the approvals given by the Shareholders at the EGM and A Shareholders and H Shareholders at their respective A Shareholders Class Meeting and H Shareholders Class Meeting, the Non-public Issuance of H Shares is still subject to the approval by the CSRC. There is no assurance that the Non-public Issuance of A Shares and the Non-public Issuance of H Shares will complete. Investors are advised to exercise caution when dealing in H Shares. The Company will make timely disclosure on any matters in relation to the further details of the Non-public Issuance of A Shares and H Shares.

IV.	RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Hong Kong Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to their knowledge and belief, the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make this circular or any statement herein misleading.

LETTER FROM THE BOARD

V.	RECOMMENDATIONS

The Board considers that the Extension Resolutions are in the interests of the Company and its Shareholders as a whole. Accordingly, the Board recommends that the Shareholders and H Shareholders to vote in favour of the resolutions to be proposed at the EGM and the H Shareholders Class Meeting.

VI.	OTHER INFORMATION

Your attention is also drawn to Appendix I to this circular.

By order of the Board

CHINA EASTERN AIRLINES CORPORATION LIMITED Wang Jian

Company Secretary

Shanghai, the People’s Republic of China

APPENDIX I	PROPOSALS OF THE NON-PUBLIC ISSUANCE OF A SHARES AND H SHARES

1.	Detailed Proposals of the Non-Public Issuance of A Shares and H Shares

1.1.	Non-public Issuance of A Shares

1.1.1	Issuance proposal

Detailed proposal of the Non-public Issuance of A Shares of the Company is as follows:

(1)	Type and nominal value of shares to be issued

The A Shares to be issued under non-public issuance are domestically listed ordinary shares (A Shares) denominated in RMB, with par value of RMB1.00 each.

(2)	Method of issuance

The Non-public Issuance of A Shares is undertaken by way of non-public issuance to specific subscribers. The Company will issue shares to specific subscribers at an appropriate timing within the validity period upon obtaining the approval of the CSRC.

(3)	Method of subscription

The subscribers of the Non-public Issuance of A Shares will make one-off subscription in cash.

(4)	Price benchmark date, pricing principles and issue price

The price benchmark date of the Non-public Issuance of A Shares shall be the first day of the issue period. The issue price, being the subscription price for the A Share Subscribers, shall be the average trading price (rounded up to the nearest two decimal places) of the A Shares of the Company for the 20 Shanghai Trading Days preceding the price benchmark date or the latest audited net assets per share attributable to holders of ordinary shares of the Company as of the price benchmark date, whichever is higher.

Specifically, the average trading price of the A Shares for the 20 Shanghai Trading Days preceding the price benchmark date = total trading amount of A Shares of the Company for the 20 Shanghai Trading Days preceding the price benchmark date / total trading volume of A Shares of the Company for the 20 Shanghai Trading Days preceding the price benchmark date. In the event that the Company distributes dividends, grants bonus shares, allots shares, converts capital reserve into share capital or carries out any other ex-right or ex-dividend activities causing any adjustment in the share prices for the 20 Shanghai Trading Days, the trading prices for the Shanghai Trading Days before such adjustment shall be calculated on the basis of the adjusted price caused by the ex-right or ex-dividend activities.

APPENDIX I	PROPOSALS OF THE NON-PUBLIC ISSUANCE OF A SHARES AND H SHARES

In the event that the Company distributes dividends, grants bonus shares, allots shares, converts capital reserve into share capital or carries out any other ex-right or ex- dividend activities during the period commencing from the balance sheet date of the latest audited financial reports as of the price benchmark date to the issuance date, adjustments shall be made to the above net assets per share attributable to holders of ordinary shares of the Company accordingly. In the event that the Company distributes dividends, grants bonus shares, allots shares, converts capital reserve into share capital or carries out any other ex-right or ex-dividend activities during the period commencing from the price benchmark date of the Non-public Issuance of A Shares to the issuance date, the issue price shall be adjusted on ex-right or ex-dividend basis.

The final issue price of A Shares under the Non-public Issuance of A Shares shall be determined by the Board or its authorized person(s), under the authorization granted at the Previous Shareholders’ Meetings (or by the Shareholders, A Shareholders and H Shareholders at the upcoming EGM and Class Meetings), with the sponsor (the lead underwriter) of the Non-public Issuance of A Shares pursuant to the requirements of relevant laws and regulations and regulatory departments after being approved by the CSRC.

Under whatever circumstances, the issue price of the shares to be issued under the Non-public Issuance of A Shares shall not be lower than the latest audited net assets per share attributable to holders of ordinary shares of the Company as of the price benchmark date. As of 31 December 2018, the audited net asset per share attributable to holders of ordinary shares of the Company amounted to RMB3.85 per share. For illustrative purposes only, the minimum issue price of the shares under the Non-public Issuance of A Shares, being RMB3.85 per A Share, represents a discount of approximately 39.25% to the closing price of the A Shares of the Company on the Shanghai Stock Exchange on the Latest Practicable Date, being RMB5.95 per A Share.

The net price of each new A Share to be issued under the Non-public Issuance of A Shares will be determined and disclosed upon completion of the Non-public Issuance of A Shares and the determination of the relevant expenses incurred or to be incurred in relation to the Non-public Issuance of A Shares in accordance with the requirements of the Hong Kong Listing Rules.

(5)	Subscribers and number of shares to be issued

The subscribers of the Non-public Issuance of A Shares are Juneyao Airlines, JuneYao Group, Shanghai Jidaohang and Structural Reform Fund.

Juneyao Airlines primarily engages in the business of air transportation of passengers and cargo, covering domestic (including Hong Kong, Macau and Taiwan) air transportation of passengers and cargo, international air transportation of passengers and cargo and catering services, etc. The controlling shareholder of Juneyao Airlines is JuneYao Group and the de facto controller of Juneyao Airlines is Mr. Wang Junjin.

JuneYao Group is a modern service conglomerate that primarily engages in enterprise investment. The major operations that it actually engages in are enterprise investment and project investment. Through its subordinate companies, it engages in various businesses covering five segments, namely air transportation, financial services, modern consumption, education services and technology and innovation. Both the controlling shareholder and de facto controller of JuneYao Group is Mr. Wang Junjin.

APPENDIX I	PROPOSALS OF THE NON-PUBLIC ISSUANCE OF A SHARES AND H SHARES

Shanghai Jidaohang, is a wholly-owned subsidiary of JuneYao Group. Its principal operations are corporate management and corporate management consultation. As at the Latest Practicable Date, the controlling shareholder of Shanghai Jidaohang is JuneYao Group and the de facto controller of Shanghai Jidaohang is Mr. Wang Junjin.

Structural Reform Fund is a “state-level” fund approved and named by the Premier of the State Council. It upholds significant missions such as optimising the structural reform of state-owned economy, improving industry concentration and enhancing the operational efficiency of state-owned capital. The fund focuses on the provision of support to projects such as industry optimization, transformation and upgrade, professional consolidation and international operation central of state-owned enterprises and key state-owned enterprises. It serves as a professional investment platform for supply-side structural reform in the state, promoting transformation and upgrade of central state-owned enterprises and key state- owned enterprises and encouraging a structural-reformed market operation. The controlling shareholder of Structural Reform Fund is China Chengtong Holdings Group Limited (中國誠通控股集團有限公 司) and the de facto controller of Structural Reform Fund is the SASAC.

To the best knowledge, information and belief of the Directors having made all reasonable enquiry, the above A Share Subscribers and their ultimate beneficial owners are third parties independent of the Company and connected persons of the Company under the Hong Kong Listing Rules.

The number of shares to be issued under the Non-public Issuance of A Shares shall be not more than 1,394,245,744 shares (inclusive) and the gross proceeds shall be not more than RMB10,177,993,900 (inclusive). Pursuant to the A Share Subscription Agreement (as supplemented by the A Shares Supplemental Agreements), pursuant to the authorisation of the Shareholders, A Shareholders and H Shareholders at the Previous Shareholders’ Meetings, the number and amount of shares to be subscribed by the A Share Subscribers (as adjusted) and upon the consideration and approval of the Board at the 20th ordinary meeting of the eight session of the Board convened on 15 March 2019 are as follows:

No.	Subscribers	Maximum number of shares to be subscribed	Proposed subscription amount
(RMB)
1	Juneyao Airlines	219,400,137 shares	RMB1,601,621,000
2	JuneYao Group	311,831,909 shares	RMB2,276,372,000
3	Shanghai Jidaohang	589,041,096 shares	RMB4,300,000,000
4	Structural Reform Fund	273,972,602 shares	RMB2,000,000,000
Total		1,394,245,744 shares	RMB10,177,993,900

In the event that the maximum number of A Shares to be issued by the Company (1,394,245,744 shares) × actual issue price ≤ maximum gross proceeds RMB10,177,993,900, the number of A Shares to be issued by the Company under the Non-public Issuance of A Shares shall be 1,394,245,744 shares. Each A Share Subscriber shall subscribe A Shares in accordance with the maximum number of A Shares intended to be subscribed.

APPENDIX I	PROPOSALS OF THE NON-PUBLIC ISSUANCE OF A SHARES AND H SHARES

In the event that the maximum number of A Shares to be issued by the Company (1,394,245,744 shares) × actual issue price > maximum gross proceeds RMB10,177,993,900, the number of A Shares to be issued by the Company under the Non-public Issuance of A Shares shall be determined based on the maximum gross proceeds (RMB10,177,993,900) divided by the actual issue price, and the final number of A Shares to be issued shall be calculated to the unit digit (rounded down). Based on the proportion of the maximum number of A Shares intended to be subscribed to the maximum number of A Shares to be issued, each A Share Subscriber shall adjust the number of A Shares to be subscribed accordingly.

In the event that the Company grants bonus shares, allots shares, converts capital reserve into share capital or undertakes any other ex-right activities (excluding the distribution of cash dividend) during the period commencing from the date of resolution of the Board to the issuance date, the number of A Shares to be issued under the Non-public Issuance of A Shares shall be adjusted accordingly. Within the aforementioned scope, the Shareholders, A Shareholders and H Shareholders have authorized the Board or authorized persons of the Board to determine the final amount of shares to be issued and the subscription amount of each subscriber with the sponsor (the lead underwriter) according to the progress of approval from the authority and actual situation when the issue is implemented. As at the Latest Practicable Date, none of the abovementioned events of adjustment to the number of A Shares to be issued under the Non-public Issuance of A Shares has occurred.

(6)	Use of proceeds

The gross proceeds to be raised from the Non-public Issuance of A Shares are determined based on the actual issue price and the final number of A Shares issued: gross proceeds = number of A Shares issued × actual issue price, and shall be not more RMB10,177,993,900 (inclusive). After deducting relevant issuance expenses, the net proceeds to be raised from the Non-public Issuance of A Shares are intended to be used in the following projects:

No.	Name of projects	Aggregate amount of investment	Proposed amount of proceeds to be applied
		(RMB100 million)	(RMB100 million)
1	Acquisition of 14 aircraftNote [1]	75.78	73.99
2	Purchase of 15 aircraft simulatorsNote [2]	13.27	9.96
3	Purchase of 20 standby enginesNote [2]	17.83	17.83
Total		106.88	101.78

Note 1:	The Company has entered into the agreements in relation to the acquisition of 14 aircraft in 2014 and 2016, the delivery of such aircraft were completed in 2018.

Note 2:	The purchase of 15 aircraft simulators are expected to be completed by the end of 2021 and the purchase of 20 standby engines are expected to be completed by the end of 2020.

APPENDIX I	PROPOSALS OF THE NON-PUBLIC ISSUANCE OF A SHARES AND H SHARES

Note 3:	Any discrepancies in the table between total and sum of amounts listed therein are due to rounding.

If the actual amount of net proceeds from the Non-public Issuance of A Shares is less than the proposed amount of proceeds to be applied in the above projects, the Company will adjust and determine the final specific investment projects, order of priority and the specific investment amounts of each project based on the actual amount of net proceeds and the priority of each project, and will make up for the shortfall by utilizing internal capital of the Company or through other financing methods.

Prior to receipt of the proceeds to be raised from the Non-public Issuance of A Shares, the Company may contribute self-raised funds in accordance with the actual needs and progress of the projects. Upon receipt of the proceeds to be raised, the Company will replace the funds in accordance with the requirements under relevant laws and regulations.

(7)	Lock-up period

The A Share Subscribers undertake to subscribe A Shares to be issued, and will not transfer the shares within thirty-six (36) months from the listing of A Shares under non-public issuance. If there are other requirements on the lock-up period of shares subscribed by the A Share Subscribers and the transfer of shares upon expiration from regulatory authorities related to the Non-public Issuance of A Shares, such other requirements shall be complied with. In the event that the A Shares subscribed by the A Share Subscribers are derived from circumstances such as distribution of dividends and conversion of capital reserves into share capital by the Company, the above lock-up arrangement shall also be complied with.

The A Share Subscribers who receive shares of the Company under the Non-public Issuance of A Shares and reduce their shareholding upon expiration of the lock-up period are required to comply with relevant requirements of laws, regulations, rules and regulatory documents such as the Company Law of the People’s Republic of China, the Securities Law of the People’s Republic of China and the Shanghai Listing Rules, as well as the Articles of Association of the Company.

(8)	Place of listing

A Shares to be issued under the non-public issuance will be listed and traded on the Shanghai Stock Exchange upon expiration of the lock-up period.

(9)	Arrangement of accumulated undistributed profits before Non-public Issuance of A Shares

Both new Shareholders and existing Shareholders are entitled to the accumulated undistributed profits of the Company prior to the Non-public Issuance of A Shares upon the completion of the Non-public Issuance of A Shares.

APPENDIX I	PROPOSALS OF THE NON-PUBLIC ISSUANCE OF A SHARES AND H SHARES

(10)	Validity period of the resolutions of Non-public Issuance of A Shares

The original validity period as approved at the Previous Shareholders’ Meetings will expire on 29 August 2019. In order to ensure effective and smooth implementation of the Non-public Issuance of A Shares, the resolutions in relation to the Non-public Issuance of A Shares shall remain valid for 12 months from the expiry date of the original validity period (i.e. commencing from 30 August 2019 and ending on 29 August 2020) subject to the relevant resolutions being approved at the EGM and the Class Meetings of the Company.

1.1.2	A Share Subscription Agreement and the Two A Share Supplemental Agreements

According to the proposal of the Non-public Issuance of A Shares, the Company and each of Juneyao Airlines, JuneYao Group and Structural Reform Fund entered into an A Share Subscription Agreement on 10 July 2018, respectively, and pursuant to which, in accordance with and subject to the terms and conditions under the A Share Subscription Agreement, the Company agreed to allot and issue to the A Share Subscribers, being Juneyao Airlines, JuneYao Group and/or its designated subsidiaries and Structural Reform Fund, and the A Share Subscribers agreed to subscribe for not more than 342,465,753 A Shares, 1,000,000,000

A Shares and 273,972,602 A Shares of the Company, respectively. Pursuant to the authorisation of the Shareholders, A Shareholders and H Shareholders at the Previous Shareholders’ Meetings, upon the consideration and approval by the Board, the Company entered into the Two A Share Supplemental Agreements with the Structural Reform Fund, Juneyao Group, Juneyao Airlines and Shanghai Jidaohang respectively, dated (i) 30 August 2018 in respect of the Refinement; and (ii) 15 March 2019 in respect of the Adjustments.

Pursuant to the Two A Share Supplemental Agreements, Juneyao Airlines, Juneyao Group, Shanghai Jidaohang and the Structural Reform Fund agreed to adjust and subscribe for not more than 219,400,137 A Shares, 311,831,909 A Shares, 589,041,096 A Shares and 273,972,602 A Shares, respectively.

APPENDIX I	PROPOSALS OF THE NON-PUBLIC ISSUANCE OF A SHARES AND H SHARES

The major terms of the A Share Subscription Agreement (as supplemented by the Two A Share Supplemental Agreements) are the same as the proposal of the Non-public Issuance of A Shares disclosed above. Other major terms of the A Share Subscription Agreement (as supplemented by the Two A Share Supplemental Agreements) are as follows:

Conditions precedent:	Each of the A Share Subscription Agreement (as supplemented by the Two A Share Supplemental Agreements) is conditional upon fulfilment of the following conditions:

	(1)	The A Share Subscription Agreement (as supplemented by the Two A Share Supplemental Agreements) is signed by the Company, Juneyao Airlines, JuneYao Group, Shanghai Jidaohang and Structural Reform Fund;

	(2)	In accordance with the articles of association of the A Share Subscribers, the competent decision-making bodies of Juneyao Airlines, JuneYao Group, Shanghai Jidaohang and Structural Reform Fund have passed the resolutions to approve the subscription of A Shares to be issued under the non-public issuance by the A Share Subscribers and other relevant matters;

	(3)	The approval of the A Share Subscribers’ subscription of A Shares to be issued under the non-public issuance by the state- owned assets supervision department, industry regulation and management department and other regulatory organizations (if required) is obtained;

	(4)	The Non-public Issuance of A Shares and relevant matters have been reviewed and approved by the Board, the Shareholders, A Shareholders and H Shareholders of the Company;

	(5)	The approval of the Non-public Issuance of A Shares by the Civil Aviation Administration of China (if required) and/or the East China Regional Administration of the Civil Aviation Administration of China is obtained;

	(6)	The approval of the Non-public Issuance of A Shares by the SASAC is obtained; and

	(7)	The approval of the Non-public Issuance of A Shares by the CSRC is obtained.

APPENDIX I	PROPOSALS OF THE NON-PUBLIC ISSUANCE OF A SHARES AND H SHARES

As of the Latest Practicable Date, all of the conditions above have been fulfilled for each A Share Subscription Agreement; the Board has approved the Non-public Issuance of A Shares; and the board of directors of Juneyao Airlines, the board of directors and the shareholders’ meeting of JuneYao Group and Shanghai Jidaohang, and the investment committee of Structural Reform Fund have approved the proposed subscription of the non-publicly issued A Shares, respectively.

1.1.3	Specific mandate of Non-public Issuance of A Shares

The Non-public Issuance of A Shares shall be allotted and issued under a specific mandate as approved and granted by the Shareholders, A Shareholders and H Shareholders at the Previous Shareholders’ Meetings.

1.2	Non-public Issuance of H Shares

1.2.1	Issuance proposal

Detailed proposal of the Non-public Issuance of H Shares of the Company is as follows:

(1)	Type and nominal value of shares to be issued

The H Shares to be issued under non-public issuance are ordinary shares (H Shares) listed on Hong Kong Stock Exchange to be subscribed and traded in Hong Kong dollars, with par value of RMB1.00 each.

Unless otherwise required by applicable laws and regulations of the PRC and the Articles of Association, the H Shares under the non-public issuance shall rank pari passu with A Shares and H Shares in issue.

(2)	Method of issuance

The Non-public Issuance of H Shares is undertaken by way of non-public issuance to a specific subscriber. The Company will issue shares to the specific subscriber at an appropriate timing within the required validity period upon obtaining the approval of the CSRC.

(3)	Method of subscription

The subscriber of the Non-public Issuance of H Shares will make one-off subscription in cash.

APPENDIX I	PROPOSALS OF THE NON-PUBLIC ISSUANCE OF A SHARES AND H SHARES

(4)	Price benchmark date, pricing principles and issue price

The price benchmark date of the Non-public Issuance of H Shares shall be the first day of the issue period. The issue price, being the subscription price for the H Share Subscriber, shall be the average trading price (rounded up to the nearest two decimal places) of the H Shares of the Company for the 20 Hong Kong Trading Days preceding the price benchmark date or the latest audited net assets per share attributable to holders of ordinary shares of the Company as of the price benchmark date, whichever is higher.

Specifically, the average trading price of the H Shares for the 20 Hong Kong Trading Days preceding the price benchmark date = total trading amount of H Shares of the Company for the 20 Hong Kong Trading Days preceding the price benchmark date / total trading volume of H Shares of the Company for the 20 Hong Kong Trading Days preceding the price benchmark date. In the event that the Company distributes dividends, grants bonus shares, allots shares, converts capital reserve into share capital or carries out any other ex-right or ex-dividend activities causing any adjustment in the share prices for the 20 Hong Kong Trading Days, the trading prices for the Hong Kong Trading Days before such adjustment shall be calculated on the basis of the adjusted price caused by the ex-right or ex-dividend activities.

In the event that the Company distributes dividends, grants bonus shares, allots shares, converts capital reserve into share capital or carries out any other ex-right or ex- dividend activities during the period commencing from the balance sheet date of the latest audited financial reports as of the price benchmark date to the issuance date, adjustments shall be made to the above net assets per share attributable to holders of ordinary shares of the Company accordingly.

In the event that the Company distributes dividends, grants bonus shares, allots shares, converts capital reserve into share capital or carries out any other ex-right or ex- dividend activities during the period commencing from the price benchmark date of the Non-public Issuance of H Shares to the issuance date, the issue price shall be adjusted on ex-right or ex-dividend basis.

The final issue price of H Shares under the Non-public Issuance of H Shares shall be determined by the Board or its authorized person(s), under the authorization granted at the Previous Shareholders’ Meetings (or by the Shareholders, A Shareholders and H Shareholders at the upcoming EGM and the Class Meetings), with the consultant of the Non-public Issuance of H Shares pursuant to the requirements of relevant laws and regulations and domestic and overseas regulatory departments after being approved by domestic and overseas regulatory departments such as the CSRC and Hong Kong Stock Exchange or having completed the relevant domestic and overseas regulatory or approval processes.

APPENDIX I	PROPOSALS OF THE NON-PUBLIC ISSUANCE OF A SHARES AND H SHARES

Under any circumstances, the issue price of the shares to be issued under the Non-public Issuance of H Shares shall not be lower than the latest audited net assets per share attributable to holders of ordinary shares of the Company as of the price benchmark date. As of 31 December 2018, the audited net assets per share attributable to holders of ordinary shares of the Company amounted to RMB3.85 per share. For illustrative purposes only, the minimum issue price of the shares under the Non-public Issuance of H Shares, being HK$4.38 per H Share, represents a discount of approximately 2.67% to the closing price of the H Shares of the Company on the Hong Kong Stock Exchange on the Latest Practicable Date, being HK$4.50 (equivalent to approximately RMB3.96) per H Share. The exchange rate of HK$1.00 = RMB0.8796 has been used for the data above and does not constitute a representation that any amount has been, could have been or may be exchanged at such rate or any other rate or at all.

The net price of each new H Share to be issued under the Non-public Issuance of H Shares will be determined and disclosed upon completion of the Non-public Issuance of H Shares and the determination of the relevant expenses incurred or to be incurred in relation to the Non-public Issuance of H Shares in accordance with the requirements of the Hong Kong Listing Rules.

(5)	Subscriber and number of shares to be issued

The subscriber of the Non-public Issuance of H Shares is Juneyao Hong Kong, a wholly-owned Subsidiary of Juneyao Airlines. To the best knowledge, information and belief of the Directors having made all reasonable enquiry, the above H Share Subscriber and its ultimate beneficial owners are third parties independent of the Company and connected persons of the Company under the Hong Kong Listing Rules.

The number of H Shares to be issued under the Non-public Issuance of H Shares shall be not more than 517,677,777 shares (inclusive).

In the event that the Company grants bonus shares, allots shares, converts capital reserve into share capital or undertakes any other ex-right activities (excluding the distribution of cash dividend) during the period commencing from the date the issuance proposal of the Non-public Issuance of H Shares considered and passed by the Board to the issuance date, the number of H Shares to be issued under the Non-public Issuance of H Shares shall be adjusted accordingly. Within the aforementioned scope, the final number of H Shares to be issued shall be determined by the Board or its authorized persons, under the authorization granted at the Previous Shareholders’ Meetings (or by the Shareholders, A Shareholders and H Shareholders at the upcoming EGM and Class Meetings), with the consultant according to the actual situation when the issue is implemented. The number of H Shares to be issued under the Non-public Issuance of H Shares is subject to the final approval of the CSRC. As at the Latest Practicable Date, none of the abovementioned events of adjustment to the number of H Shares to be issued under the Non-public Issuance of H Shares has occurred.

(6)	Use of proceeds

The gross proceeds to be raised from the Non-public Issuance of H Shares shall not be more than HK$3,550,300,000 (inclusive), and, after deducting relevant issuance expenses, shall all be used to supplement the general working capital, including but not limited to the repayment of part of the outstanding loans (the total interest bearing liabilities of the Company amounts to RMB132,579 million as of 31 December 2018), the purchase of aviation oil and the payment of administrative expenses of the Company, etc.

APPENDIX I	PROPOSALS OF THE NON-PUBLIC ISSUANCE OF A SHARES AND H SHARES

(7)	Lock-up period

The H Share Subscriber undertakes to subscribe H Shares to be issued and will not transfer the shares within thirty-six (36) months from the listing of Non-public Issuance of H Shares. If there are other requirements on the lock-up period of shares subscribed by the H Share Subscriber and the transfer of shares upon expiration from regulatory authorities related to the issuance, such other requirements shall be complied with. In the event that the H Shares subscribed by the H Share Subscriber are derived from circumstances such as distribution of dividends and conversion of capital reserves into share capital by the Company, the above lock-up arrangement shall also be complied with.

The H Share Subscriber who receives shares of the Company under the Non-public Issuance of H Shares and reduces their shareholding upon expiration of the lock-up period is required to comply with relevant requirements of laws, regulations, rules and regulatory documents, such as the Company Law of the People’s Republic of China and relevant regulatory rules of the Hong Kong Stock Exchange, as well as the Articles of Association of the Company.

(8)	Place of listing

The Company will make an application to the Hong Kong Stock Exchange for the listing and trading of H Shares to be issued under the Non-public Issuance of H Shares. The H Shares to be issued under the non-public issuance can be traded on the Hong Kong Stock Exchange upon expiration of the lock-up period.

(9)	Arrangement of accumulated undistributed profits before Non-public Issuance of H Shares

Both new Shareholders and existing Shareholders are entitled to the accumulated undistributed profits of the Company prior to the Non-public Issuance of H Shares upon the completion of the Non-public Issuance of H Shares.

(10)	Validity period of the resolution of Non-public Issuance of H Shares

The original validity period will expire on 29 August 2019. In order to ensure effective and smooth implementation of the Non-public Issuance of H Shares, the resolutions in relation to the Non-public Issuance of H Shares shall remain valid for 12 months from the expiry date of the original validity period (i.e. commencing from 30 August 2019 and ending on 29 August 2020) subject to the relevant resolutions being approved at the EGM and the Class Meetings of the Company.

APPENDIX I	PROPOSALS OF THE NON-PUBLIC ISSUANCE OF A SHARES AND H SHARES

1.2.2	H Share Subscription Agreement

According to the proposal of the Non-public Issuance of H Shares, the Company and Juneyao Airlines entered into an H Share Subscription Agreement on 10 July 2018, pursuant to which, in accordance with and subject to the terms and conditions under the H Share Subscription Agreement, the Company agreed to allot and issue to the Original H Share Subscribers, being Juneyao Airlines and/or its designated controlled subsidiaries, and the Original H Share Subscribers agreed to subscribe for not more than 517,677,777 H Shares of the Company. On 18 October 2018, the Company, Juneyao Group and Juneyao Hong Kong entered into the H Share Supplemental Agreement to confirm the subscription of the Non-public Issuance of H Shares be refined from “Juneyao Airlines and/or its designated controlled subsidiaries” to Juneyao Hong Kong.

The major terms of the H Share Subscription Agreement (as supplemented by the H Shares Supplemented Agreement) is the same as the proposal of the Non-public Issuance of H Shares disclosed above. Other major terms of the H Share Subscription Agreement (as supplemented by the H Shares Supplemental Agreement) are as follows:

Conditions precedent:	The H Share Subscription Agreement (as supplemented by the H Shares Supplemental Agreement) is conditional upon fulfilment of the following conditions:

	(1)	The H Share Subscription Agreement (as supplemented by the H Shares Supplemental Agreement) is signed by the Company, Juneyao Airlines and Juneyao Hong Kong;

	(2)	In accordance with the articles of association of the H Share Subscriber, the H Share Subscriber’s competent decision- making bodies have passed the resolutions to approve the subscription of H Shares to be issued under the non-public issuance by the H Share Subscriber and other relevant matters;

	(3)	The approval of the H Share Subscriber’s subscription of H Shares to be issued under the non-public issuance by the state-owned assets supervision department, industry regulation and management department and other regulatory organizations (if required) is obtained;

	(4)	The proposal of the Non-public Issuance of H Shares and relevant matters have been reviewed and approved by the Board, the Shareholders, A Shareholders and H Shareholders of the Company;

	(5)	The approval of the Non-public Issuance of H Shares by the Civil Aviation Administration of China (if needed) and/or the East China Regional Administration of the Civil Aviation Administration of China is obtained;

APPENDIX I	PROPOSALS OF THE NON-PUBLIC ISSUANCE OF A SHARES AND H SHARES

(6)	The approval of the Non-public Issuance of H Shares by the SASAC is obtained;

(7)	The approval of the Non-public Issuance of H Shares by the CSRC is obtained; and

(8)	The approval and permission of the Listing Committee of Hong Kong Stock Exchange in respect of the listing and trading of all of the new H Shares issued under the Non-public Issuance of H Shares are obtained.

As at the Latest Practicable Date, conditions (1) to (6) above have been fulfilled; the Board has approved the Non-public Issuance of H Shares; and the board of directors of Juneyao Airlines and Juneyao Hong Kong have approved the proposed subscription of non-publicly issued H Shares. The other conditions in items (7) and (8) above have not been fulfilled.

1.2.3	Specific mandate of Non-public Issuance of H Shares

The Non-public Issuance of H Shares shall be allotted and issued under a specific mandate as approved and granted by the Shareholders, A Shareholders and H Shareholders at the Previous Shareholders’ Meetings.

1.2.4	Possibility of application for listing

In the event that the Board, upon obtaining the specific mandate, proceed to exercise the specific mandate to issue new H Shares, the Company will make an application to the Listing Committee of Hong Kong Stock Exchange for the listing and trading of all of the new H Shares issued under the Non-public Issuance of H Shares.

1.3	Relationship between the Non-public Issuance of A Shares and the Non-public Issuance of H Shares

The Non-public Issuance of A Shares and the Non-public Issuance of H Shares are inter- conditional. “Inter-conditional” refers to the circumstance in which if the Non-public Issuance of A Shares or the Non-public Issuance of H Shares is not approved or verified by all the requirements of any of the applicable laws and regulations, including but not limited to the approval or verification by the Company’s Shareholders, the Civil Aviation Administration of China (if required) and/or the East China Regional Administration of the Civil Aviation Administration of China, the SASAC, the CSRC and other regulatory departments, or due to other reasons that results in the failure of issuance, any of the contents of the Non-public Issuance of A Shares and the Non-public Issuance of H Shares will not be implemented.

APPENDIX I	PROPOSALS OF THE NON-PUBLIC ISSUANCE OF A SHARES AND H SHARES

2.	Impact on the shareholding structure of the Company by the Non-public Issuance of A Shares and the Non-public Issuance of H Shares

The number of shares to be issued under the Non-public Issuance of A Shares shall be not more than 1,394,245,744 shares (inclusive). The number of shares to be issued under the Non-public Issuance of H Shares shall be not more than 517,677,777 shares (inclusive). For illustrative purposes only, based on the maximum number of shares to be issued under the Non-public Issuance of A Shares and H Shares:

(1)

the new A Shares intended to be issued will represent: (i) approximately 14.21% of the Company’s existing A Shares in issue and approximately 9.64% of its existing total share capital in issue as of the Latest Practicable Date; and (ii) approximately 12.45% of the Company’s enlarged A Shares in issue and approximately 8.51% of its enlarged total share capital in issue upon completion of the Non-public Issuance of A Shares and H Shares;

(2)

the new H Shares intended to be issued will represent: (i) approximately 11.11% of the Company’s existing H Shares in issue and approximately 3.58% of its existing total share capital in issue as of the Latest Practicable Date; and (ii) approximately 10.00% of the Company’s enlarged H Shares in issue and approximately 3.16% of its enlarged total share capital in issue upon completion of the Non-public Issuance of A Shares and H Shares.

APPENDIX I	PROPOSALS OF THE NON-PUBLIC ISSUANCE OF A SHARES AND H SHARES

For reference and illustrative purposes only, assuming that: (i) the Board exercises in full the specific mandate to issue new A Shares and new H Shares; (ii) all conditions for the issue and placing of new A Shares and new H Shares have been satisfied; (iii) each of the A Share Subscribers subscribes for the maximum number of A Shares to be subscribed for under their respective A Share Subscription Agreement (as supplemented by the Two A Share Supplemental Agreements); and (iv) the H Share Subscriber subscribes for the maximum number of H Shares to be subscribed for under the H Share Subscription Agreement (as supplemented by the H Shares Supplemental Agreement), the possible changes in the share capital and shareholding structure of the Company will be as follows:

	As of the Latest Practicable Date		Immediately after the completion of the Non-public Issuance of A Shares and the Non-public Issuance of H Shares
	Number	Percentage	Number		Percentage
Names of Shareholders	of Shares	of Shares	of Shares		of Shares
CEA Holding and its associatesNote [1]	5,530,240,000 (A Shares)	38.23%	5,530,240,000 (A Shares)		33.76%
	2,626,240,000 (H Shares)	18.15%	2,626,240,000 (H Shares)		16.04%
Juneyao AirlinesNote [2]	—	—	219,400,137 (A Shares)		1.34%
	12,000,000 (H Shares)	0.08%	12,000,000 (H Shares)	Note 3	0.07%
Juneyao Hong Kong	—	—	517,677,777 (H Shares)	Note 2,3	3.16%
JuneYao GroupNote [2]	—	—	311,931,909 (A Shares)		1.90%
Shanghai Jidaohang	—	—	589,041,096 (A Shares)		3.60%
Structural Reform FundNote [4]	—	—	273,972,602 (A Shares)		1.67%
Other non-public ShareholdersNote [5]	3,960 (A Shares)	0.00%	3,960 (A Shares)		0.00%
Other public Shareholders	4,278,241,722 (A Shares)	29.57%	4,278,241,722 (A Shares)		26.12%
	2,020,860,000 (H Shares)	13.97%	2,020,860,000 (H Shares)		12.34%

Total	14,467,585,682	100%	16,379,509,203		100%

Note 1:	As of the Latest Practicable Date, the total shares issued by the Company is 14,467,585,682 shares, of which, CEA Holding directly and indirectly owns 5,530,240,000 A Shares of the Company. Meanwhile, CEA Holding owns 2,626,240,000 H Shares of the Company through CES Global, representing approximately 56.38% of the total number of shares in issue of the Company in total, and is a controlling Shareholder of the Company.

APPENDIX I	PROPOSALS OF THE NON-PUBLIC ISSUANCE OF A SHARES AND H SHARES

Note 2:	The actual numbers of A Shares and H Shares held by Juneyao Airlines, Juneyao Hong Kong, JuneYao Group and Shanghai Jidaohang will be determined according to the issuance results of the Non-public Issuance of A Shares and H Shares. Juneyao Airlines, Juneyao Hong Kong and JuneYao Group and Shanghai Jidaohang will own in total not more than 10% of the enlarged A Shares and not more than 10% of the enlarged H Shares solely through the Non-public Issuance of A Shares and the Non-public Issuance of H Shares. In the event that the shareholding percentage of JuneYao Group, directly and indirectly through its subsidiaries including Juneyao Airlines, Juneyao Hong Kong and Shanghai Jidaohang, reaches 10% of the total issued shares of the Company upon completion of the Non-public Issuance of A Shares and the Non-public Issuance of H Shares, JuneYao Group will become a substantial Shareholder of the Company and thus the shares held by it will not be regarded as being in public hands.

Note 3:	The number of H Shares to be held by Juneyao Hong Kong immediately after the completion of the Non-public Issuance of A Shares and H Shares as set out in this table is the sum of the maximum number of H Shares to be subscribed for by Juneyao Hong Kong and the number of H Shares held by Juneyao Airlines as at the Latest Practicable Date.

Note 4:	The shareholding percentage of Structural Reform Fund shall be less than 2% of the Company’s enlarged total share capital after issuance and thus it will not become a substantial Shareholder of the Company. The A Shares to be held by Structural Reform Fund will be counted to the public float shares of the Company.

Note 5:	Mr. Li Yangmin, a Director, holds 3,960 A Shares of the Company.

Based on the maximum number of shares to be issued under the Non-public Issuance of A Shares and H Shares, upon completion of the Non-public Issuance of A Shares and H Shares, the shareholding percentage of CEA Holding in the Company will decrease from 56.38% to the lowest of approximately 49.80%. CEA Holding will remain as the controlling Shareholder of the Company, and the control of the Company will remain unchanged.

Upon the completion of the Non-public Issuance of A Shares and H Shares, pursuant to the information of the Company available in public and to the knowledge of the Directors, the Directors believe that the Company will continue to comply with the requirement of minimum public float under Rule 8.08(1) (a) of the Hong Kong Listing Rules.

3.	Proceeds raised over the past 12 months

During the 12 months prior to the Latest Practicable Date, the Company did not conduct any financing activities involving the issue of equity securities.

4.	Reasons for the Non-public Issuance of A Shares and the Non-public Issuance of H Shares

The Non-public Issuance of A Shares and H Shares are important measures in response to the mixed ownership reform of the PRC and significant strategies to promote the construction of “Five Centers” (namely “International Economic, Financial, Shipping, Trading, Technology Innovation”) and “Four Brands” (namely “Service, Made in Shanghai, Shopping in Shanghai and Shanghai Culture”) in Shanghai. The issuances will enable the Company to expand the scale of its fleet of aircraft, fulfil the demand of aviation training of the Company and supplement engine resources, with a view to fulfilling the rising business demand of the Company, enhancing the core competence of the Company’s major operations and further increasing the profitability of the Company. Meanwhile, the issuances are beneficial to reduce the gearing ratio of the Company, improve the shareholding structure and capital structure and lay a strong foundation for the Company to achieve its strategic goals.

APPENDIX I	PROPOSALS OF THE NON-PUBLIC ISSUANCE OF A SHARES AND H SHARES

On one hand, considering that the A Share Subscribers and H Share Subscriber are market leading players in their respective industry, the introduction of such strategic investors in the Company is beneficial to the Company’s long term development. Therefore apart from the Non-public Issuance of A Shares and H Shares, the Company has not considered other alternative equity financing methods (e.g. rights issue, open offer and etc.). On the other hand, the Company has also sought debt financing methods for financing the projects to be invested in as set out in section headed “1.1 Non-public Issuance of A Shares — 1.1.1 Issuance proposal — (6) Use of Proceeds” and the supplementation of general working capital.

The Directors are of the opinion that the Non-public Issuance of A Shares and H Shares are in the interest of the Company and the Shareholders as a whole.

5.	Proposed Amendments to the Articles of Association

Upon the completion of the Non-public Issuance of A Shares and H Shares, there will be changes in the Company’s registered capital, total amount of shares and etc. In light of the aforementioned circumstances, that approval has been given at the Previous Shareholders’ Meetings in respect of authorizing the Board and its authorized persons (it is advised that the persons authorized by the Board should be the chairman and/or the vice chairman of the Company) upon the completion of the Non-public Issuance of A Shares and H Shares, pursuant to the results of the Non-public Issuance of A Shares and H Shares, to make necessary amendments to the relevant terms in the Articles of Association, such as Article 21 (requirements on the total amount of shares of the Company), Article 22 (requirements on the total amount of shares of and the proportion represented by each of A-shares and H-shares of the Company) and Article 25 (requirements on the Company’s registered capital), and perform in time the obligations of disclosure of relevant information.

The amendments to the Articles of Association will become effective subject to the completion of the Non-public Issuance of A Shares and H Shares.

Details of the proposed amendments are as follows:

(1)	Article 21 of the current Articles of Association:

As approved by the CSRC, the total amount of shares of the Company is 14,467,585,682 shares. Amended to be:

As approved by the CSRC, the total amount of shares of the Company is [Number to be determined according to the issuance proposal approved by the relevant regulatory authorities and the issuance results] shares.

APPENDIX I	PROPOSALS OF THE NON-PUBLIC ISSUANCE OF A SHARES AND H SHARES

(2)	Article 22 of the current Articles of Association:

The Company has issued a total of 14,467,585,682 ordinary shares, comprising a total of 9,808,485,682 A Shares, representing 67.80% of the total share capital of the Company, a total of 4,659,100,000 H Shares, representing 32.20% of the total share capital of the Company.

Amended to be:

The Company has issued a total of [Number to be determined according to the issuance proposal approved by the relevant regulatory authorities and the issuance results] ordinary shares, comprising a total of [Number to be determined according to the issuance proposal approved by the relevant regulatory authorities and the issuance results] A Shares, representing [Number to be determined according to the issuance proposal approved by the relevant regulatory authorities and the issuance results]% of the total share capital of the Company, a total of [Number to be determined according to the issuance proposal approved by the relevant regulatory authorities and the issuance results] H Shares, representing [Number to be determined according to the issuance proposal approved by the relevant regulatory authorities and the issuance results]% of the total share capital of the Company.

(3)	Article 25 of the current Articles of Association:

The registered capital of the Company is RMB14,467,585,682.

Amended to be:

The registered capital of the Company is RMB[Number to be determined according to the issuance proposal approved by the relevant regulatory authorities and the issuance results].

6.	Authorization to the Board and its Authorized Persons

To ensure the smooth progress of the Non-public Issuance of A Shares and H Shares, pursuant to the laws and regulations such as the Company Law of the People’s Republic of China, the Securities Law of the People’s Republic of China, Measures for the Administration of the Listed Company Issuing New Shares, the Detailed Implementation Rules for the Non-public Issuance of Stocks by Listed Companies and the Hong Kong Listing Rules, as well as the rules of stock exchanges and relevant requirements of the Articles of Association, the Board proposed to the EGM and Class Meetings of the Company to extend the grant that had already been given by the Shareholders at the Previous Shareholders’ Meetings to the Board and its authorized persons (it is advised that the persons authorized by the Board should be the chairman and/or the vice chairman of the Company) full discretion to conduct the relevant matters of the Non-public Issuance of A Shares and the Non-public Issuance of H Shares, including but not limited to:

(1)

authorizing the Board and its authorized persons, pursuant to the proposals for the Non-public Issuance of A Shares and H Shares considered and approved at the Previous Shareholders’ Meetings as well as the proposals upon the issuance, provided that all applicable laws and regulations and requirements or demands of relevant regulatory authorities or departments are complied with, to determine the manner of issuance, the amount to be issued, the issue price, subscribers, timing of issuance, issuance period and etc., as well as when there is a change or are changes in the policy of the regulatory departments in respect of the non-public issuance of shares, or in the market conditions, to make adjustments to the above solutions within the scope of the proposals for the purpose of the Non-public Issuance of A Shares and H Shares approved at the Previous Shareholders’ Meetings;

APPENDIX I	PROPOSALS OF THE NON-PUBLIC ISSUANCE OF A SHARES AND H SHARES

(2)

authorizing the Board and its authorized persons, provided that regulatory requirements of the CSRC and other relevant regulatory departments are complied with, within the scope of the proposals passed at the Previous Shareholders’ Meetings for the purpose of the Non-public Issuance of A Shares and H Shares, to confirm the issue price and the total amount of shares issued to each of the subscribers;

(3)

authorizing the Board and its authorized persons to amend, supplement, sign, submit, present, and execute all the agreements or documents regarding the Non-public Issuance of A Shares, the Non-public Issuance of H Shares and share subscription, including but not limited to the subscription agreements and under which documents to be signed and required for the consummation of the closing, sponsor agreements, underwriting agreements, proceeds regulatory agreements, the agreements for the engagement of intermediaries, all the application documents submitted to the regulatory authorities such as the state-owned assets supervision departments, civil aviation supervision departments and the CSRC, all the application documents or forms submitted to the Hong Kong Stock Exchange in relation to the listing and trading of new shares, ancillary documents, correspondences (if any) with the state-owned assets supervision departments, civil aviation supervision departments, the CSRC and the Hong Kong Stock Exchange in relation to the issuance of new shares and share subscription, the forms, letters or documents submitted to Computershare Hong Kong Investor Services Limited, etc., as well as to handle the disclosure matters in relation to the issuance pursuant to the regulatory requirements;

(4)

authorizing the Board and its authorized persons, after the completion of the raising proceeds through the Non-public Issuance of A Shares and H Shares, to proceed with the share registration procedures and listing, lock-up and authorize Computershare Hong Kong Investor Services Limited to issue share certificates sealed by the Company for securities issue to the subscriber(s) of H Shares, do all appropriate and necessary acts within the scope of these terms of reference, make all necessary arrangement in relation to the newly issued H Shares to be admitted to participate in Central Clearing and Settlement System (as applicable), and complete the amendments to relevant terms in the Articles of Association that are related to the share issue and the relevant industrial and commercial registration procedures based on the actual situations;

(5)

authorizing the Board and its authorized persons, within the scope of the resolutions at the Previous Shareholders’ Meetings, to make corresponding adjustments under the request from the departments that approved the resolutions in respect to the Non-public Issuance of A Shares, the Non-public Issuance of H Shares and the proposals of use of proceeds, approve and sign for the corresponding amendments to the issuance reporting documents in relation to financial reporting and earnings forecasts (if any), and pursuant to the actual progress and the actual demand of the proceeds investment projects, make appropriate adjustments to the plan of use of proceeds and the arrangements; and before the proceeds are in place, the Company may raise funds on its own to implement the proceeds investment project in advance and replace the funds when the proceeds are in place; and based on the requirements of the relevant laws and regulations, the requirements of the regulatory departments as well as the market conditions, to make necessary adjustments to the proceeds investment projects;

APPENDIX I	PROPOSALS OF THE NON-PUBLIC ISSUANCE OF A SHARES AND H SHARES

(6)

authorizing the Board and its authorized persons to sign the documents related to the Non-public Issuance of A Shares and H Shares as well as to proceed with other matters related to the Non-public Issuance of A Shares and H Shares;

(7)	authorizing the Board and its authorized persons to set up a special account for proceeds and proceed with the capital verification procedures related to the issuance;

(8)

authorizing the Board and its authorized persons to decide on and employ professional intermediaries undertaking works in relation to the issuance, including but not limited to the preparation and submission of documents in accordance with the regulatory requirements, determine to make payment therefore and other relevant matters;

(9)

authorizing the Board and its authorized persons, provided that all applicable laws and regulations are complied with as well as the requirements or demands from the relevant regulatory authorities or departments are fulfilled, to decide on and proceed with all other matters related to the Non-public Issuance of A Shares and H Shares.

The authorization shall be effective for a period of 12 months from the date of approval on the resolutions relating to the authorization at the Previous Shareholders’ Meeting and such authorization shall be extended for further 12 months at the upcoming EGM and Class Meetings.